EXHIBIT 2

                            [FORM OF PRESS RELEASE]

                BIG ENTERTAINMENT, INC. BOARD ADOPTS RIGHTS PLAN

                  August 29, 1996, -- Big Entertainment, Inc. (NASD:BIGE) announced today that its Board of Directors has adopted a shareholder rights plan designed to protect company stockholders in the event of takeover action that would deny them the full value of their investment.
                  Terms of the rights plan provide for a dividend distribution of one right for each share of Common Stock of the Company to holders of record at the close of business on September 4, 1996. The rights will become exercisable only in the event, with certain exceptions, that an acquiring party accumulates 15 percent or more of the Company's voting stock, or if a party announces an offer to acquire 30 percent or more. Holders of in excess of 15% of the Company's voting stock as of March 16, 1996 (the date the Board of Directors approved the Rights Plan in principle) generally will not trigger the rights unless and until they acquire an additional 5% of the voting stock. The rights will expire on September 4, 2006. Each right, once exercisable, will entitle the holder to buy one share of common stock at a price of $25.00. In addition, upon the occurrence of certain events, holders of the rights will be entitled to purchase either stock of the Company or shares in an "acquiring entity" at half of market value.

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                  The shareholder rights plan was adopted by the board following the approval by stockholders of an increase in the number of authorized shares of the Company's common stock at the annual shareholders' meeting on August 23, 1996.
                  The Company will generally be entitled to redeem the rights at $.01 per right at any time until the tenth day following the acquisition of a 15 percent position in its voting stock.
                  Commenting on the Rights Plan, Mitchell J. Rubenstein, the Company's Chairman and Chief Executive Officer, said "the Board of Directors believes that the Rights Plan represents a sound and reasonable means of safeguarding the interests of all stockholders." Mr. Rubenstein said "the plan is similar to those adopted by a number of other companies."
                  Details of the new Rights Plan will be outlined in a letter to be mailed to stockholders.
                  BIG Entertainment is a publicly held, diversified entertainment company which owns exclusive rights in all media to various entertainment properties created by certain best-selling authors and media celebrities. The Company also operates a book licensing and packaging division and an entertainment super-kiosk retail division.
                              Contact: Denise Treco
                                       BIG Entertainment
                                       (561) 998-8000, ext. 219